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SEC FILE NUMBER
8-68076

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GrowthPoint Technology Partners, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 0 1 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

70 South Park

(No. and Street)

San Francisco	CA	94107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karyn M. White	(650) 369-4988	kwhitegrowthpointpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Oath of Officer
December 31, 2023

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC are true and correct. I further affirm that neither GrowthPoint Technology Partners, LLC nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Karyn M. White

Ms. Karyn M. White, CFO & Principal Financial Officer
GrowthPoint Technology Partners, LLC

PLEASE SEE ATTACHED
ACKNOWLEDGEMENT/JURAT
FROM NOTARY PUBLIC

PLEASE S
ACKNOWLE
FROM N

Statement of Financial Condition

As of December 31, 2023

Assets

Cash	$	1,010,499
Marketable Securities		1,012,358
Due from Affiliates		432,348
Prepaid Expense		283,659
Investment in Subsidiary		433,061
Other Assets		244,474
Tax Refund Receivable		220,719
Fixed Assets, net		45,711
Total assets	$	3,682,829

Liabilities and Members' Equity

Accounts Payable and Accrued Liabilities	$	211,353
Pension Plan accrual		350,000
Deferred Revenue		75,000
Total liabilities		636,353
Members' equity		3,046,476
Total liabilities and members' equity	$	3,682,829

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

In 2021, GrowthPoint Technology Partners, LLC formed and capitalized GrowthPoint Technology Partners UK LTD ("the subsidiary"). The subsidiary began operations during 2021. As of December 31, 2023, the subsidiary was a member of the Financial Services Authority ("FSA") which regulates financial services markets, exchanges, and firms in the United Kingdom. The subsidiary was formed to support the activities of GrowthPoint Technology Partners, LLC. All revenues of the subsidiary will be received from GrowthPoint Technology Partners, LLC, and it will incur its own operating expenses.

The investment in the subsidiary is recorded on the Company's books using the equity method of accounting, as the Company exerts significant control over its subsidiary. Accordingly, the net changes in the Company's investment in its subsidiary are recorded as a gain or loss on the Statement of Income, as "Operating Costs of Subsidiary."

Operations outside of the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investments and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company and the subsidiary do not engage in hedging activities to mitigate their exposure to fluctuations in foreign currency exchange rates. There were no dividends received by the Company from its foreign subsidiary. At December 31, 2023, the assets, liabilities and equity of the subsidiary's foreign operations were $369,604, $102,332, and $267,271, respectively.

Basis of Presentation - The accompanying accrual basis financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable – Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. There were no accounts receivable as of December 31, 2023.

Prepaid Expenses – Prepaid expenses are payments made before year-end for expenses to be incurred in future periods. At December 31, 2023, the Company had $283,659 in prepaid expenses.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition - The Company enters into advisory engagement contracts that contain non-refundable, fixed engagement fees. For the Company's engagements, revenues for engagement fees are recognized upon completing the performance of several distinct service obligations over the duration of the contract. The engagement fees are booked as revenue when such performance obligations are fully met.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. For the year ended December 31, 2023, expenses of $49,835 have been billed to clients, of which 100% has been collected. Based on historical experience, over 90% of expenses billed to clients are collected. The Company policy is to record these amounts on a cash basis.

Income Taxes - For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2023.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Also, in 2023 the Company invested in a government money market fund, insured by the Securities Investor Protection Corporation ("SIPC"). At December 31, 2023, cash exceeded the FDIC insured limit of $250,000 by $622,557, and marketable investments exceeded the SIPC limit of $500,000 by $662,358.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses. For the year ended December 31, 2023, the Company had four customers that comprised 59%, 16%, 9%, and 4% of advisory fees.

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2023:

Furniture and equipment	$ 42,207
Computers	90,536
Video Equipment	50,553
Total fixed assets	183,296
Less accumulated depreciation and amortization	(137,585)
Fixed assets, net	$45,711

For the years ended December 31, 2023, depreciation expense was $45,725.

3. Due from Affiliates

During 2022, the Company formed two affiliated companies, GrowthPoint Asset Management and StealthPoint LLC ("the affiliates") and executed Promissory Notes with each for $50,000 and $568,685, respectively. In 2023, the Promissory Note for $568,685 was paid off by the affiliates, and related interest of $23,682 was paid by the affiliates. In addition to the Promissory Notes, the Company has paid expenses of $362,409 on behalf of the affiliates. The Company expects the remaining $50,000 Promissory Note to be paid off and expenses fully reimbursed in 2024. The total due from the affiliates at December 31, 2023, including accrued interest, was $432,348.

4. Commitments and Contingencies

The Company began operating from leased facilities in San Francisco on April 1, 2021 and in London on June 1, 2021. Lease payments for the London office were paid in full for the duration of the two-year lease in 2021, through May of 2023, and further paid in full for the duration of the lease renewal, through May of 2025. The San Francisco lease terminated in 2023, at which time the Company paid rent on a month-to-month basis. Rent expense for the year ended December 31, 2023 was $129,000 for leased facilities in San Francisco.

There were no aggregate future minimum lease obligations for the operating leases in effect at December 31, 2023, and the Company fully amortized its prior right-of-use asset and lease liability.

The Company is unaware of any other material commitments or contingencies that have not been disclosed in the financial statements.

5. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, an employee must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit-sharing contributions and cash balance plan contributions in an amount to be determined by the Managing Directors. To be eligible for any profit-sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

A discretionary profit-sharing contribution of $366,294 was paid in 2023 for the year ended December 31, 2022, and the Company has accrued a discretionary profit-sharing contribution of $350,000 for the year ended December 31, 2023.

6. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, GrowthPoint Technology Partners, LLC had net capital of $689,146 which was $639,900 in excess of its required net capital of $49,246. At December 31, 2023, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 1.072 to 1, which is within the required regulatory range. The Company's investment in its foreign subsidiary has been deducted from the Company's net worth in the computation of Net Capital, and the Company received no flow-through capital benefits from the subsidiary as of December 31, 2023. The liabilities of the subsidiary have been added to the total Aggregate Indebtedness calculated by the Company at December 31, 2023.

7. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

Marketable securities in a money market mutual fund of $1,012,358 were classified as Level 1.

The carrying amounts approximate fair value because of the short maturity of these instruments.

8. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.

9. Prior Period Adjustment

The Company did not confirm its decision to fund its 2022 employee benefit plan until a date subsequent to the issuance of its December 31, 2022 financial statements, and therefore a prior period adjustment was made to record the discretionary payment of $366,294.